Jack O'Brien

Partner

+1.215.963.4969

john.obrien@morganlewis.com

July 10, 2025

FILED AS EDGAR CORRESPONDENCE

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	The Community Development Fund (File Nos. 333-206012 and 811-23080)

Dear Ms. Fettig:

On behalf of our client, The Community Development Fund (the “Fund”), we are filing this letter to respond in writing to comments that you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via teleconference with me on June 30, 2025 (the “June 30, 2025 Follow-Up Comments”), regarding filings made by the Fund with the SEC on Form N-CSR, including the Fund’s annual shareholder report filed therein (“TSR”), and Form N-CEN.

These June 30, 2025 Follow-Up Comments were provided by you in regard to the Fund’s written responses submitted to the SEC Staff as Correspondence on June 17, 2025 (the “June 17, 2025 Responses”), to comments that you provided on behalf of the SEC Staff via teleconference with my Morgan Lewis colleagues Kyle Sullivan and Peter Dunne on May 22, 2025 (the “May 22, 2025 Comments”), regarding filings made by the Fund with the SEC on Form N-CSR, including the Fund’s TSR, and Form N-CEN.

Below, we have briefly summarized your June 30, 2025 Follow-Up Comments, followed by our response based on information provided by the Fund and SEI Investments Global Funds Services, the Fund’s Administrator.

Morgan, Lewis & Bockius llp 2222 Market Street Philadelphia, PA 19103 United States	+1.215.963.5000 +1.215.963.5001

Ms. Christina DiAngelo Fettig

July 10, 2025

1.	Comment. Regarding Response 8 in the June 17, 2025 Responses, please clarify whether the numeric voting results were included in the Fund’s prospectus or whether investors were expected to infer the results from the directors simply being listed in the prospectus. If the latter, please file an amended Form N-CSR to include the voting results.

Response. Detailed voting results were not included in the prospectus. However, in lieu of refiling Form N-CSR, the Fund will report the actual June 2, 2023 shareholder proxy voting results under Item 9 in the Fund’s upcoming semi-annual report on Form N-CSRS for the six-month-period-ended June 30, 2025 (the “2025 N-CSRS”).

2.	Comment. The Staff continues to believe that the Fund should check Item C.7.(n)(i) on Form N-CEN indicating that it is a limited derivatives user, because Item C.7.(n)(ii) is intended for leveraged or inverse funds. Accordingly, please reconsider Response 9 in the June 17, 2025 Responses.

Response. The Fund shall check Item C.7.(n)(i), not Item C.7.(n)(ii), in future Fund Form N-CEN filings to the extent applicable.

3.	Comment. Regarding Note 5 on page 22 of the Fund’s Form N-CSR filing for the fiscal-year-ended December 31, 2024 (the “2024 N-CSR”), please consider whether the disclosed amount of $47,716 that is subject to recapture by the Adviser in 2026 is accurate, given that the disclosed amount in the Fund’s N-CSR filing the prior year was $18,716. Further, the 2024 N-CSR states that $8,811 is subject to recapture by the Adviser in 2027, which appears to be identical to the disclosed amount of 2024 recapture, so please consider whether those amounts are accurate.

Response. The $47,716 amount of fees subject to recapture by the Adviser and expiring in 2026 that was reported in Note 5 of the Fund’s 2024 N-CSR filing is the correct amount; the $18,716 amount expiring in 2026 that previously was reported in Note 5 of the Fund’s 2023 N-CSR filing was not correct. The $8,811 amount of fees subject to recapture by the Adviser and expiring in 2027 that was reported in Note 5 of the Fund’s 2024 N-CSR filing was not correct and should have been reported as $90,610. A correct amount of fees subject to recapture by the Adviser and expiring in 2027 will be included in the 2025 N-CSRS. We do not believe that these inaccuracies are material.

* * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at 215.963.4969.

Ms. Christina DiAngelo Fettig

July 10, 2025

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien

cc:	Kenneth H. Thomas, President, CEO and Secretary
Community Development Fund

Gregory Thomas, President and Chief Investment Officer
Community Development Fund Advisors, LLC